New York Life Insurance Company

51 Madison Avenue New York, NY 10010

212-576-5522 Fax: 212-576-3966

E-Mail: charles_f_furtado@newyorklife.com

www.newyorklife.com

Charles F. Furtado, Jr.

Assistant General Counsel

VIA EDGAR AND UPS

April 17, 2012

Patrick Scott, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4644

Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”) Variable Universal Life Separate Account – I (the “Registrant”) Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 for New York Life Lifetime Wealth Variable Universal Life Insurance (the “Policy”) File Nos.: 811-07798/333-166664

Dear Mr. Scott:

This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the “Staff”) that we received via telephone relating to Post-Effective Amendment No. 4 (the “Amendment”) to the Registration Statement on Form N-6 (File No. 333-166664) (the “Registration Statement”) that was filed by NYLIAC on behalf of the Registrant, with the U.S. Securities and Exchange Commission (the “Commission”) on March 1, 2012 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940. For convenience, this letter uses the same defined terms used in the prospectus for the Policy contained in the Registration Statement (the “Prospectus”).

Registrant filed the Amendment pursuant to Rule 485(a)(1) of the 1933 Act to revise:

•	the Prospectus to describe the new Guaranteed Minimum Accumulation Benefit Rider (the “GMAB Rider”);

•	the Prospectus to describe the new Waiver of Specified Premium Rider (the “WSP Rider”); and

•	the Statement of Additional Information to provide disclosure on the GMAB Rider and the WSP Rider.

The Registrant’s responses to the Staff’s comments on the Amendment are provided below:

1.	In response to the Staff’s request for a confirmation that any policy exchange under the Insurance Exchange Rider (“IER”) will not result in a new surrender charge schedule, the Registrant confirms this statement. As there are no surrender charges under the Policy, if a policy owner used the IER to exchange the original policy for a new policy, no new surrender charges would apply on the new policy.

2.	In response to the Staff’s comment that the Prospectus be revised to contain a cross-reference to the policy illustrations contained in Appendix A, the Registrant has added the following disclosure to the end of the third paragraph of the sub-section on “Protection” that appears in the Section on “Summary of Benefits and Risks—Benefits” at page 4 of the Prospectus:

For an illustration of policy values that takes into account different hypothetical rates of return and charge levels for a representative insured, see Appendix A—Illustrations.

3.	In response to the Staff’s comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. The Registrant acknowledges that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff’s comments. The Registrant further confirms that those requesting effectiveness are aware of their respective responsibilities.

*    *    *    *    *

In addition to the revisions to the Amendment requested by the Staff, the Registrant also notes that it has made several non-material revisions to the disclosure on the GMAB Rider and WSP Rider. The Registrant encloses changed pages that reflect the Staff’s comments and the minor revisions noted above.

We appreciate your review of our responses to your comments and our proposed revisions to the Amendment. If you agree that our proposed revisions are adequate, the Registrant plans to file Post-Effective Amendment No. 5 to the Registration Statement pursuant to Rule 485(b) of the 1933 Act to consolidate the changes contained in the Amendment (as herein revised) with other non-material changes to the Registration Statement and the Prospectus and Statement of Additional Information contained therein on April 26, 2012.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

Sincerely,

Charles F. Furtado, Jr.

Assistant General Counsel

Enclosures